SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AEROGROW INTERNATIONAL, INC.

(Name of the Issuer)

AeroGrow International, Inc.

The Scotts Miracle-Gro Company

SMG Growing Media, Inc.

AGI Acquisition Sub, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00768M202

(CUSIP Number of Class of Securities)

AeroGrow International, Inc.	The Scotts Miracle-Gro Company
5405 Spine Road	14111 Scottslawn Road
Boulder, Colorado 80301	Marysville, Ohio 43041
Phone: (303) 444-7755	Phone: (937) 644-0011
Attn: J. Michael Wolfe	Attn: Ivan C. Smith

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Hutchinson Black and Cook, LLC	Vorys, Sater, Seymour and Pease LLP
921 Walnut Street, Suite 200	52 East Gay Street
Boulder, Colorado 80302	Columbus, Ohio 43215
(303) 442-6514	(614) 464-6400
Attn: James L. Carpenter, Jr.	Attn: Adam L. Miller

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$20,066,226	$2,189.23

*

The transaction valuation was calculated based upon (i) 34,328,036 shares of common stock issued and outstanding as of December 1, 2020 minus (ii) 27,639,294 shares of common stock beneficially owned by the Purchaser Parties and their respective affiliates (including Scotts Miracle-Gro), multiplied by $3.00 per share.

**	In accordance with Exchange Act Rule 0-11, as amended, the filing fee of $2,189.23 was determined by multiplying the maximum aggregate value of the transaction of $20,066,226 by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $2,189.23	Filing Party: AeroGrow International, Inc.

Form or Registration No.: Schedule 14A	Date Filed: December 4, 2020

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on December 4, 2020 and subsequently amended on January 12, 2021 and January 22, 2021 and, together with all exhibits thereto, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) AeroGrow International, Inc., a Nevada corporation (“AeroGrow” or the “Company”); (ii) The Scotts Miracle-Gro Company, an Ohio corporation (“Scotts Miracle-Gro”); (iii) SMG Growing Media, Inc. an Ohio corporation (“Parent”); and (iv) AGI Acquisition Sub, Inc., a Nevada corporation (“Merger Sub”).

This Transaction Statement relates to the Agreement and Plan of Merger, (as it may be amended from time to time, the “Merger Agreement”), dated as of November 11, 2020, by and among the Company, Parent, Merger Sub and, solely for the purposes stated in Section 6.4 of the Merger Agreement, Scotts Miracle-Gro. Pursuant to the Merger Agreement, on February 26, 2021, Merger Sub merged with and into AeroGrow with AeroGrow continuing as the surviving corporation in the merger (which we refer to as the “Merger”).

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that AeroGrow is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

(c) Other material information. Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On February 23, 2021, at a special meeting of the stockholders (the “Special Meeting”) of the Company, such stockholders voted to approve a proposal to approve the Merger Agreement and the transactions contemplated thereby (including the Merger) by the affirmative vote of a majority of the outstanding shares of Common Stock (as defined below) entitled to vote on such matter at the Special Meeting.

In accordance with the terms of the Merger Agreement, on February 26, 2021, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Parent and an indirect, wholly-owned subsidiary of Scotts Miracle-Gro.

On February 25, 2021, the Company filed the Articles of Merger with the Secretary of State of Nevada, pursuant to which the Merger became effective at 10:00 a.m., Pacific Time, on February 26, 2021 (the “Effective Time”).

At the Effective Time, each share of common stock of the Company, par value $0.001 per share (the “Common Stock”) (other than Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement)), issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive $3.00 in cash, without interest thereon and subject to any required withholding of taxes, and was cancelled.

Furthermore, in accordance with the Merger Agreement, at the Effective Time, as a result of the Merger, each share of common stock, par value $0.001 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time (all of which shares were held of record by Parent), was automatically converted into one share of common stock, par value $0.001 per share, of the Company, as the survivor of the Merger (the “Survivor Common Stock”), which share of Survivor Common Stock, as a result of the Merger, (i) comprises all of the issued and outstanding capital stock of the Company as the survivor of the Merger, and (ii) is held of record by Parent.

In connection with the consummation of the Merger, the Common Stock is no longer quoted on The OTCQB Marketplace operated by OTC Markets Group Inc., effective as of market close on February 26, 2021. The Company intends to file with the SEC a certification on Form 15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement of AeroGrow International, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed on January 22, 2021).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	AeroGrow International, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (filed on June 23, 2020 and incorporated herein by reference).

(a)(5)	AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (filed on August 11, 2020 and incorporated herein by reference).

(a)(6)	AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (filed on November 16, 2020 and incorporated herein by reference).

(b)	Not applicable.

(c)(1)	Presentation to the Special Committee of the Board of Directors of AeroGrow International, Inc., dated November 10, 2020, prepared by Stifel, Nicolaus & Company, Incorporated.*

(c)(2)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated November 11, 2020 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(3)	Discussion Materials of Wells Fargo Securities, LLC prepared for The Scotts Miracle-Gro Company, dated July 2020.*

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2020, by and among AeroGrow International, Inc., SMG Growing Media, Inc., AGI Acquisition Sub, Inc., and, solely for the purposes stated in Section 6.4, The Scotts Miracle-Gro Company (incorporated herein by reference to Annex A of the Proxy Statement).**

(d)(2)	Letter from The Scotts Miracle-Gro Company to Stifel, Nicolaus & Company, Incorporated, dated August 17, 2020 (incorporated herein by reference to Exhibit 19 to the Schedule 13D/A of SMG Growing Media, Inc. and The Scotts Miracle-Gro Company filed on August 18, 2020).***

(d)(3)	Letter of Intent, dated October 2, 2020, by and between The Scotts Miracle-Gro Company and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 99.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on October 8, 2020).

(d)(4)	Securities Purchase Agreement, by and between AeroGrow International, Inc. and SMG Growing Media, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(5)	Warrant to Purchase Shares of Common Stock, dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(6)	First Amendment to Warrant to Purchase Shares of Common Stock (incorporated herein by reference to Exhibit 10.6 to AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed November 9, 2015).

(d)(7)	Second Amendment to Warrant to Purchase Shares of Common Stock (incorporated herein by reference to Exhibit 10.6 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on July 21, 2016).

(d)(8)	Certificate of Designations for Series B Convertible Preferred Stock of AeroGrow International, Inc. (incorporated herein by reference to Exhibit 3.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(9)	Investor’s Rights Agreement, by and between AeroGrow International, Inc. and SMG Growing Media, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 4.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(10)	Voting Agreement, dated as of April 22, 2013, by and among AeroGrow International, Inc., SMG Growing Media, Inc., J. Michael Wolfe, H. MacGregor Clarke, John K. Thompson, Grey H. Gibbs, Jack J. Walker, The Peierls Foundation, Inc., Lazarus Investment Partners LLLP, and Michael S. Barish (incorporated herein by reference to Exhibit 4.2 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on April 23, 2013).

(d)(11)	Waiver on Amendments, dated July 15, 2016, by and between SMG Growing Media, Inc. and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 10.7 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on July 21, 2016).

(d)(12)	Intellectual Property Purchase Agreement, by and between AeroGrow International, Inc. and OMS Investments, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(13)	Technology License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(14)	First Amendment to Technology License Agreement, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(15)	Technology License Agreement Additional Territory Term Sheet No. 1, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.5 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(16)	Second Amendment to Technology License Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.5 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(17)	Third Amendment to Technology License Agreement, dated as of March 8, 2017 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed on November 13, 2017).

(d)(18)	Notice of Renewal of Technology License Agreement, dated as of March 29, 2018 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(19)	Fourth Amendment to Technology License Agreement, dated as of July 7, 2018 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 12, 2018).

(d)(20)	Brand License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 22, 2013 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(21)	First Amendment to Brand License Agreement, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(22)	Brand License Agreement Additional Territory Term Sheet No. 1, dated as of August 8, 2015 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015).

(d)(23)	Second Amendment to Brand License Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(24)	Brand License Agreement, by and between OMS Investments, Inc. and AeroGrow International, Inc., dated as of April 1, 2018 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(25)	Supply Chain Services Agreement, dated as of April 22, 2013, by and between The Scotts Company, LLC, OMS Investments, Inc. and AeroGrow International, Inc. (incorporated herein by reference to Exhibit 10.4 to AeroGrow International, Inc’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(26)	First Amendment to Supply Chain Services Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.3 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(27)	First Amendment to Collaboration Services Agreement, dated as of July 15, 2016 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(28)	Second Amendment to Collaboration Services Agreement, dated as of September 13, 2017 (incorporated herein by reference to Exhibit 10.2 to AeroGrow International, Inc’s Current Report on Form 8-K filed on September 26, 2017).

(d)(29)	Third Amendment to Collaboration Services Agreement, dated as of March 29, 2018 (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on April 4, 2018).

(d)(30)	Term Loan and Security Agreement, dated as of July 10, 2014, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 16, 2014).

(d)(31)	Amendment No. 1 to Term Loan and Security Agreement, dated February 13, 2015 (incorporated herein by reference to Exhibit 10.7 to AeroGrow International, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 filed on February 17, 2015).

(d)(32)	Term Loan and Security Agreement, dated as of July 6, 2015, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 10, 2015).

(d)(33)	Term Loan and Security Agreement, dated as of July 15, 2016, by and among AeroGrow International, Inc. and SMG Growing Media, Inc. (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 21, 2016).

(d)(34)	Term Loan and Security Agreement, dated as of September 13, 2017, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on September 26, 2017).

(d)(35)	Term Loan and Security Agreement, dated as of July 6, 2018, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc’s Current Report on Form 8-K filed on July 12, 2018).

(d)(36)	Term Loan and Security Agreement, dated as of June 20, 2019, by and among AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.37 to AeroGrow International, Inc’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 filed on June 25, 2019).

(d)(37)	Real Estate Term Loan and Security Agreement, dated as of June 21, 2019, by and between AeroGrow International, Inc. and The Scotts Company LLC.*

(d)(38)	Term Loan and Security Agreement, dated as of August 3, 2020, by and between AeroGrow International, Inc. and The Scotts Company LLC (incorporated herein by reference to Exhibit 10.1 to AeroGrow International, Inc.’s Current Report on Form 8-K filed on August 7, 2020).

(f)	Nevada Revised Statutes 92A.300 through Nevada Revised Statutes 92A.500 (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.
*	Previously filed as an exhibit to the Schedule 13E-3 that was filed on December 4, 2020.
**	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.

***	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and has been filed separately with the SEC.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 26, 2021

AEROGROW INTERNATIONAL, INC.

	By:	/s/ J. Michael Wolfe
		Name:	J. Michael Wolfe
		Title:	President and Chief Executive Officer

THE SCOTTS MIRACLE-GRO COMPANY

	By:	/s/ Michael C. Lukemire
		Name:	Michael C. Lukemire
		Title:	President and Chief Operating Officer

SMG GROWING MEDIA, INC.

	By:	/s/ Michael C. Lukemire
		Name:	Michael C. Lukemire
		Title:	President

AGI ACQUISITION SUB, INC.

	By:	/s/ Peter Supron
		Name:	Peter Supron
		Title:	Vice President